FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of June 23, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |  |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |  |    No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated June 20, 2008 announcing Pixelplus’ complete victory in the Seoul Central District Court on the disputed process patents claimed by MagnaChip Semiconductor

Exhibit 99.1

Pixelplus Obtains A Complete Victory in the Seoul Central District Court on the Disputed Process Patents Claimed by MagnaChip

Press Release

SEOUL, South Korea, June 20, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that the Company obtained a completely positive ruling in the patent infringement proceedings from the Seoul Central District Court on three disputed process patents claimed by MagnaChip Semiconductor (“MagnaChip”).

Given and including this favorable decision, since April 2006, Pixelplus has obtained completely positive rulings or results in the patent infringement proceedings on all of the seven disputed patents claimed by MagnaChip in Seoul Central District Court. Separately, in March 2008, Pixelplus obtained a completely favorable ruling in the patent infringement proceedings on the disputed color filter patent claimed by MagnaChip in Seoul High Court.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

June 23, 2008